UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated March 2, 2009.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2008 RESULTS

Highlights

•	Golar reports operating income of $13.9 million and a net loss of $57.7 million, which includes Other Financial Items loss of $57 million largely relating to non cash interest rate swap valuation losses and foreign currency exchange retranslation losses
•	Spot traded vessel earnings performance improved over the quarter although spot market softening moving into the first quarter 2009
•	The FSRU Golar Spirit entered regasification service after smooth commissioning period
•	Floating LNG cooperation with PTTEP now focusing on identified opportunities
•	Golar signs Heads of Agreement with LNG Limited covering project participation in (40%) and sole LNG –off-take from the Gladstone LNG project
•	Continued strong market inquiry for FSRUs
•	Golar suspends dividend payment to strengthen balance sheet in advance of near term project opportunities

Financial Review

Results

Golar LNG Limited (“Golar” or the “Company”) reports a net loss of $57.7 million and operating income of $13.9 million for the three months ended December 31, 2008 (the “fourth quarter”). Net income has been negatively impacted by other financial items loss of $57 million largely relating to non-cash interest rate swap valuation losses and foreign currency exchange retranslation losses.

Revenues in the fourth quarter were $59.5 million increased from $58.1 million for the third quarter of 2008 (the “third quarter”). Headline spot charter rates retained the improvement from the third quarter for the early part of the fourth quarter but began to fall toward the end of the fourth quarter. Average utilisation increased from 83% in the third quarter to 84% in the fourth quarter. Fourth quarter average daily time charter equivalent rates (“TCEs”) improved to $46,407 per day compared to $43,443 per day during the third quarter.

The Golar Spirit was employed throughout the fourth quarter on charter to Petrobras, whilst the Golar Winter entered the shipyard for FSRU conversion at the end of the third quarter and will remain in the yard until the second quarter of 2009. The newly chartered in vessel Ebisu went on hire soon after delivery at the end of the third quarter and will remain on hire through the first quarter of 2009.

There were no dry dockings performed during the fourth quarter. The Hilli and the Gandria have not been employed throughout the fourth quarter and are not expected to have earnings throughout 2009. Measures remain in place to minimise operating costs on these vessels until chartering or project opportunities arise.

Voyage expenses, which largely relate to fuel costs associated with commercial waiting time and vessel positioning, decreased marginally from $11.0 million in the third quarter to $10.2 million for the fourth quarter, aided by the decline in fuel costs and slightly improved utilisation. Vessel operating expenses were higher at $16.0 million for the fourth quarter as compared to $14.6 million for the third quarter whilst administrative expenses were lower at $4.1 million as compared to $4.7 million last quarter.

Net interest expense for the fourth quarter was $11.9 million, up slightly from $11.4 million for the third quarter.

Other financial items were a loss of $57.0 million in the fourth quarter compared to a loss of $23.1 million for the third quarter. Long-term interest rates fell dramatically during the fourth quarter, although have recovered to some extent since December 31, 2008, and the US dollar has also strengthened significantly during the fourth quarter. Both these events, if sustained, are beneficial to the Company in the long-term but create non-cash accounting losses in the short-term.

The largest contribution to this loss relates to non-cash interest rate swap valuation losses which gave rise to a loss to the income statement of $23.4 million during the fourth quarter. In addition to the $23.4 million charge a realised loss of $9.0 million has been incurred as a result of refinancing a loan during the quarter that had a fixed rate of interest. However, the Company immediately entered into an interest rate swap for a similar amount of the new debt at an interest rate approximately 1.1% lower than the rate on the fixed rate debt. As of October 1, 2008 the Company commenced hedge accounting for some of its interest rate swaps and as a result a further $26.0 million loss, which would have been taken to the income statement, has been accounted for through other comprehensive income (reserves).

Foreign currency exchange losses, amounting to $12.8 million, relate to the retranslation of net lease obligations denominated in British Pounds, valuation losses in respect of foreign currency forward contracts associated with FSRU capital commitments and other foreign currency retranslation losses primarily relating to foreign currency deposits acquired under forward contracts to settle foreign currency capital commitments.

The balance of other financial items charge relates to equity swap valuation losses, investment impairment and the write off of various financing related expenses.

For the twelve months ended December 31, 2008 Golar reports a net loss of $10 million, operating income of $132 million and operating revenues of $229 million as compared to, net income of $136 million, operating income of $121 million and operating revenues of $225 million for the year ended December 31, 2007. The decrease in net income is largely accounted for by a $36 million decrease in the level of gains on sale of assets and investments in 2008 and an increase in other financial items loss in 2008 of $74 million.

Financing, corporate and other matters

The value of cash has significantly increased over recent months and the Board believes that market sentiment has shifted somewhat from giving full appreciation to dividend flow to focus on the strength of Company balance sheets. The Board also believes that the development of FSRU and FLNG project opportunities will lead to attractive near term investment opportunities for the Company. Taking this into account and the current squeeze in credit markets the Board has decided to suspend the dividend payment for at least the next 2 quarters or until financial market conditions normalise.

As previously reported the Company drew-down on a new $285 million revolving credit facility during the fourth quarter. The facility refinanced the existing debt in respect of the Methane Princess and the Golar Spirit and provided additional financing of approximately $80 million. Golar’s ability to complete this financing during the current turmoil in the debt markets demonstrates the continued good standing the Company has with its banks.

The Company’s remaining un-financed capital commitments in respect of its FSRU conversion projects amount to approximately $80 million in respect of the Golar Freeze project. The current level of debt associated with the Golar Freeze is approximately $30 million and its charter as an FSRU will generate total revenues over 10 years of around $450 million. The Company has had positive discussions and responses from a number of banks in connection with the refinancing of the Golar Freeze and the Board therefore remains confident that the Company will be able to refinance the Golar Freeze and improve the company’s liquidity position even in today’s difficult market conditions. In the unlikely event that a refinancing is not achievable in the current credit market the Board believes that alternative sources of short-term financing will be available in order to meet capital commitments in respect of the Golar Freeze.

Currently approximately 67% of the Company’s debt and net capital lease obligations are effectively swapped to a fixed rate. The Company’s current total debt and net capital lease obligations are approximately $1 billion. The total current cost of this debt based on the Company’s swap rates, 3 month Libor and average margin is approximately 4.5%.

Operational Review

Shipping

Trading performance of the Company’s vessels operating in the spot/short term market was slightly improved over the quarter. Rates held up for the early part of the quarter however began to soften toward year end. Further deterioration has occurred into the first quarter of 2009 although activity is just now beginning to again increase.

Granatina, now renamed Golar Arctic, was redelivered from a 12 month charter with Shell in January and the vessel’s technical management has been transferred to Golar. The Golar Arctic will continue to maintain the Company’s presence in the spot/short term market in the period following the delivery of Golar Frost in June 2009 to OLT-O for the Livorno FSRU project. Golar Frost was redelivered from its 4 month charter to Morgan Stanley in November 2008 and will continue to be available for short term charters until redelivery to OLT-O in June 2009.

The new-build in-charter, Ebisu, remained on hire to the North West Shelf project throughout the quarter at a profitable rate.

Vessel operations remained smooth and incident free throughout the quarter.

Regasification

Following the completion of construction by Petrobras of the shore side facilities in Pecem, Brazil, Golar Spirit completed final commissioning and start up activities associated with the floating storage and regasification (“FSRU”) conversion project. Commissioning was followed by a series of performance test runs which formed part of the delivery protocol for the vessel. The commissioning and start up was successfully concluded without incident and with Petrobras kindly acknowledging the high standard of professionalism provided by the Golar technical team involved in the delivery of the project. The Golar Spirit will soon sail to Rio to commence commissioning activities in advance of the arrival of Golar Winter.

Golar Winter arrived at Keppel ship yard in Singapore on September 29, 2008 to commence Golar’s second FSRU conversion project. The FSRU is scheduled to deliver to Petrobras in Guanabara Bay, Rio de Janiero during Q2 2009. All major equipment items for the vessel conversion have now been installed onto the vessel and work continues to integrate the new equipment. The Company is satisfied with the progress being made with the project and pleased to see the experiences and learning from the Golar Spirit project transferred to the Golar Winter project.

Detailed engineering for the Golar Freeze FSRU project is continuing with major equipment items required for the vessel conversion being ordered consistent with the vessel’s scheduled delivery. Discussions have commenced with shipyards to finalise the contract for the vessel conversion.

Discussions are continuing with the OLT-O (Livorno) joint venture in support of the Golar Frost conversion project and possible future roles for Golar within the project which includes amongst other things operation and maintenance of the terminal.

Petrobras advised during the quarter that due to the current economic environment it is not intending to continue with its tender to secure a third FSRU. The disappointment in this development is to a large extent offset by the continuing high level of interest in FSRUs from other parts of the world. This interest has been spurred on in recent months due to gas supply disruptions in Europe and an expected increase in the supply of LNG from producing projects.

Liquefaction

The Company was pleased to recently announce the signing of a Heads of Agreement (“HOA”) with project developer Liquefied Natural Gas Ltd (LNG Ltd) formalising Golar’s participation in the Gladstone LNG (“GLNG”) project. GLNG, the project company, is intending to develop a mid-scale (1.5 million tonne per annum) liquefied natural gas plant in the Port of Gladstone, Australia. The plant will purify and liquefy coal seam gas sourced from gas fields, located in Central Queensland, north east Australia. The current estimated development cost for the LNG facility is approximately $500 million. First production is currently scheduled for 2012. The project also offers attractive expansion opportunities.

Final investment decision and financial close of the project is expected toward the end of 2009. Of key importance to this final decision will be successful financing of the project and funding of Golar’s participation in a way that is accretive to shareholders. Until a final investment decision is made there is minimal financial commitment required from Golar. The terms of the HOA include Golar’s 40% equity participation in the project and the full LNG output from the project on an FOB basis. In parallel to the negotiations with LNG Ltd with respect to the purchase of the LNG, Golar has progressed discussions to sell its offtake on a delivered, long term basis to a credit worthy LNG buyer. Delivery of the LNG will utilise up to two of Golar’s existing LNG Carriers. Golar anticipates that, in addition to the financing to be raised at the project level, it will also be able to raise financing in connection with the offtake and shipping arrangements. The formalising of Golar’s role in the project is a significant milestone in the achievement of the Company’s midstream LNG strategy.

The Company continues to make good progress, working in partnership with PTTEP, in developing Floating LNG projects. Activity has progressed over the past quarter from screening stranded gas opportunities to maturing the most attractive of the identified opportunities. Detailed activity is now focused on 2 to 3 specific upstream assets. Of note is the recent acquisition by PTTEP of Coogee Resources with operations located in the Timor Sea, Western Australia. Both companies believe that Coogee may provide an attractive platform for the development of a FLNG project.

Market

The short supply of LNG to energy markets in 2008 is likely to turn into plentiful supply as four new LNG producing projects come on line amid a global financial crisis and recession in many LNG consuming economies. Predicting the outcome of this market mix is even more difficult than usual but some signs indicating the way forward are starting to emerge.

2009 will see the start of a capacity build provided by new plants that are currently under construction in Qatar, Yemen, Russia, Peru, Indonesia, Australia, Angola, and Algeria. The new capacity will form the backbone of an approximate 30% (40 million tonnes) rise in total global LNG production by the end of this year and an increase by some 60% in worldwide capacity over the next 4 to 5 years. Production will rise from approximately 175 million tonnes in 2008 to around 290 million tonnes by 2013. No other globally traded commodity can confidently anticipate this level of growth over the next few years.

What is perhaps less clear is the actual destination for this rise in LNG production. Early signs are that Far East markets may not provide the support once relied upon by LNG traders. The economic downturn is depressing demand for power generation in the established markets of Japan, Korea and Taiwan and the appetite for incremental LNG in the more recently opened markets of China and India is still to be fully tested. Interestingly there are signs of Pacific Basin production already starting to trickle into Europe. Should this trend continue as new Far East capacity comes on stream we might soon see more Pacific Basin produced cargoes head for the more liquid markets of the US and Europe. This would represent a complete reversal of the trading pattern that has characterised the LNG market in recent years from tradable cargoes produced in the Atlantic Basin being drawn East to a market where marginal production in the Pacific Basin is looking for a home in the Atlantic Basin - as previously existed in the period 2002 to 2004.

As new LNG capacity comes on stream, the length currently observed in the short term LNG shipping market is expected to rebalance, with ships finally entering employment on a long term basis with the intended projects. Additionally, conversion projects and scrapping of older vessels continue to gain momentum. The ratio of available spot vessels to worldwide LNG production is set to decline in the next few years with no expected reduction in long haul trades. Spot charter rates will stay depressed for the first half of 2009 but there is reason to expect steady improvement in the situation from mid year.

Outlook

The LNG shipping spot market continues to suffer from a delay in the start up of new LNG production capacity resulting in a surplus of shipping and more recently, the downturn in the global economy. The first half of 2009 will be a difficult trading environment for the Company’s spot trading ships with a reduction in earnings anticipated for the first quarter 2009. However, there is a realistic hope for improvement in the second half of 2009 as new capacity comes on stream and cargoes start trading west. The Board continues to believe that the long-term outlook for LNG demand in global markets remains strong and that production capacity currently under construction will progressively improve the situation.

The company’s strategy of diversifying into FSRU’s and over time into liquefaction is and will continue to deliver a more robust revenue profile as the broader LNG market moves through the different phases of the economic cycle. Furthermore, the company’s committed FSRU contracts delivering over the next 18 months will add significantly to operating cash flow.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

February 26, 2008
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:

Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

GOLAR LNG LIMITED FOURTH QUARTER 2008 REPORT (UNAUDITED)

INCOME STATEMENT	2008	2008	2007	2008	2007
(in thousands of $)	Oct - Dec	July - Sept	Oct - Dec	Jan- Dec	Jan – Dec
	unaudited	Unaudited	unaudited	unaudited	audited

Operating revenues	59,479	58,058	61,293	228,779	224,674
Gain on sale of new building	-	78,108	-	78,108	41,088
Vessel operating expenses	16,003	14,581	13,657	61,868	52,986
Voyage expenses	10,242	10,978	2,993	33,126	10,763
Administrative expenses	4,104	4,739	4,635	17,815	18,645
Depreciation and amortisation	15,432	16,201	15,318	62,005	60,163
Gain on sale of long lived asset	(204)	-	-	(430)	-
Impairment of long-lived assets	46	-	-	110	2,345
Total operating expenses	45,623	46,499	36,603	174,494	144,902
Operating income	13,856	89,667	24,690	132,393	120,860
Gain on sale of available-for-sale securities	-	-	-	-	46,276
Financial income (expenses)
Interest income	10,214	10,892	14,537	45,828	54,906
Interest expense	(22,120)	(22,302)	(28,043)	(96,489)	(112,336)
Other financial items	(57,044)	(23,107)	(8,054)	(82,100)	(8,162)
Income/(Loss) before taxes and	(55,094)	55,150)	3,130	(368)	101,544
Minority interest	(1,611)	(1,710)	(1,730)	(6,705)	(6,547)
Taxes	46	(681)	(120)	(510)	299
Equity in net earnings of investee's	(1,062)	(1,055)	(369)	(2,406)	13,640
Gain on sale of investee	-	-	-	-	27,268
Net (loss)/income	(57,721)	51,704	911	(9,989)	136,204

Basic (loss)/earnings per share ($)	$(0.86)	$0.77	$0.01	$(0.15)	$2.09

GOLAR LNG LIMITED FOURTH QUARTER 2008 REPORT (UNAUDITED)

BALANCE SHEET	2008	2008	2007
(in thousands of $)	Dec 31	Sep 30	Dec 31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	56,114	88,905	185,739
Restricted cash and short-term investments	60,352	67,766	52,106
Other current assets	27,766	31,430	31,764
Amounts due from related parties	538	438	712
Long-term
Restricted cash	557,052	677,767	792,038
Equity in net assets of non-consolidated investee	30,924	39,092	14,023
Vessels and equipment, net	1,561,313	1,501,380	1,448,576
Other long-term assets	65,670	91,722	48,652
Total assets	2,359,729	2,498,500	2,573,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	71,395	77,934	80,037
Current portion of capital lease obligations	6,006	5,609	5,678
Other current liabilities	189,488	96,323	60,318
Amounts due to related parties	140	166	176
Long-term
Long-term debt	737,226	706,055	735,629
Long-term capital lease obligations	784,421	942,011	1,024,086
Other long-term liabilities	77,220	75,434	78,171
Minority interest	41,688	42,076	36,983
Stockholders’ equity	452,145	552,892	552,532
Total liabilities and stockholders’ equity	2,359,729	2,498,500	2,573,610

STATEMENT OF CASH FLOWS	2008	2007	2008	2007
(in thousands of $	Oct – Dec	Oct – Dec	Jan – Dec	Jan – Dec
	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net income / (loss)	(57,721)	911	(9,988)	136,204
Adjustments to reconcile net income/ (loss) to net provided by operating activities:
Depreciation and amortisation	15,432	15,318	62,005	60,163
Gain on sale of vessels/newbuildings	-	-	(78,108)	(41,088)
Amortisation of deferred charges	1,807	328	2,773	1,072
Fixed rate debt settlement costs	8,998	-	8,998	-
Gain on sale of long lived asset	(205)	-	(454)	-
Income attributable to minority interests	1,611	1,730	6,704	6,547
Gain on sale of available for sale securities	-	-	-	(46,276)
Gain on sale of investee	-	-	-	(27,268)
Undistributed net earnings of non-consolidated	1,062	368	2,405	(12,422)
Drydocking expenditure	-	(69)	(19,598)	(14,694)
Stock-based compensation	1,135	1,065)	3,092	5,962
Market security impairment	1,871	-	1,871	-
Change in market value of equity, interest rate and currency derivatives	61,987	11,436	99,900	3,430
Interest element included in capital lease obligations	409	627	1,908	3,163
Unrealised foreign exchange loss / (gain)	(27,968)	(3,900)	(42,767)	2,309
Impairment of long-lived assets	46	-	110	(2,345)
Change in operating assets and liabilities	8,704	6,082	9,644	(1,702)
Net cash provided by operating activities	17,168	33,896	48,495	73,055

INVESTING ACTIVITIES
Additions to newbuildings	-	-	-	(1,103)
Additions to vessels and equipment	(42,464)	(23,78)	(322,183)	(47,041)
Proceeds from disposal of long lived assets	-	-	233,244	-
Proceeds from disposal of new buildings	-	-	-	92,618
Long-term restricted cash	(7,133)	(3,218)	42,352	211
Additions to unlisted investments	(241)	-	(25,970)	-
Purchase of marketable securities	-	-	(2,372)	-
Proceeds from disposal of marketable securities	-	-	165	171,595
Short-term restricted cash and investments	7,414	8,832	(8,246)	181
Proceeds from termination of equity swap	-	-	(538)	7,974
Net cash used in investing activities	(42,424)	(18,173)	(83,548)	224,435

FINANCING ACTIVITIES
Proceeds from long-term debt	250,000	-	370,000	120,000
Proceeds from long-term capital lease obligation	-	-	-	-
Repayments of long-term capital lease obligation	(1,440)	(1,222)	(5,497)	(4,770)
Repayments of long-term debt	(225,367)	(21,583)	(377,044)	(180,693)
Financing & debt settlements costs paid	(11,907)	(8)	(13,600)	(168)
Cash dividends paid	(16,909)	-	(67,438)	(145,772)
Dividends paid to minority shareholders	(2,000)	(2,000)	(2,000)	(2,000)
Proceeds from the disposal of/receipt of dividends on	88	-	1,007	-
Payments to repurchase equity	-	(8,201)	-	(31,024)
Proceeds from issuance of equity	-	75,734	-	76,060
Net cash provided by financing activities	(7,535)	42,720	(94,572)	(168,367)

Net (decrease) / increase in cash and cash	(32,791)	58,443	(129,625)	129,123

Cash and cash equivalents at beginning of period	88,905	127,296	185,739	56,616

Cash and cash equivalents at end of period	56,114	185,739	56,114	185,739

Notes
1.	The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.
2.	The number of shares outstanding as of December 31, 2008 was 67,226,866 (September 30, 2008: 67,226,866). The weighted average number of shares outstanding (net of 350,000 treasury shares) for the fourth quarter and for the twelve months ended December 31, 2008 were 67,226,866 and 67,214,126 respectively, and was 65,282,637 for the twelve months ended December 31, 2007.
3.	The comparative financial information for 2007 reflects adjustments from the Company’s previously reported results for year ended 31 December 2007 which relate to the Company’s equity in net earnings of Korea Line Corporation, Liquified Natural Gas Limited and OLT Offshore Toscana S.p.A. The adjustments decrease reported net income for the year ended31 December 2007 by $0.6m.
4.	The financial information for the year ended December 31, 2007 has been extracted from the Company’s audited financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: March 2, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer